ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2007 MAY -1 A 6:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten
Transmission consists of

Seite(n) einschließlich dieser.
page(s) including this .

Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

07022985

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Datum/Date: **08.01.2007**

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten Transmission consists of Seite(n) einschließlich dieser. page(s) including this .

Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **08.01.2007**

Vienna, 30 April 2007

INVESTOR INFORMATION

Erste Bank starts 2007 with record results

FINANCIAL HIGHLIGHTS[1]:

- **Net interest income** rose 24.8% from EUR 724.0 million to **EUR 903.7 million** (excluding BCR +7.7% to EUR 779.7 million).
- **Net commission income** climbed 28.3% from EUR 342.2 million to **EUR 438.9 million** (excluding BCR +15.0% to EUR 393.6 million).
- **Operating income** increased 27.3% from EUR 1,165.1 million to **EUR 1,483.0 million** (excluding BCR +10.4% to EUR 1,286.6 million).
- **General administrative expenses** rose 25.9% from EUR 691.3 million to **EUR 870.6 million** (excluding BCR +10.2% to EUR 762.1 million).
- **Pre-tax profit** rose 24.4% from EUR 383.0 million to **EUR 476.6 million** (excluding BCR +8.2% to EUR 414.5 million).
- **Net profit after minority interests** increased by 25.1% from EUR 241.5 million to **EUR 302.1 million** (excl. BCR +9.7% to EUR 265.0 million).
- **Cost/income ratio** improved from 59.5% in financial year 2006 to **58.7%.**
- **Return on equity** rose from 13.7% (cash ROE: 13.8%) overall in 2006 to **15.0%** (cash ROE 15.6%).
- **Total assets** increased 4.9% from the end of 2006 from EUR 181.7 billion to **EUR 190.6 billion.**
- **Earnings per share** rose from EUR 0.84 to **EUR 0.97** (cash earnings per share: EUR 1.00).
- **Tier 1 ratio (as of 2007 calculated in accordance with Basel II)** improved from 6.6% at year-end 2006 to **6.8%, solvency ratio up to 10.5%** (end of 2006: 10.3%).

Please note: Unless otherwise stated, all comparisons relate to Q1 06 or the end of 2006.
The following tables and texts may contain rounding differences.

"We have made a strong start to the 2007 financial year with a net profit of more than EUR 300 million and have set the course for the remaining quarters", commented Andreas Treichl, CEO of Erste Bank der oesterreichischen Sparkassen AG, on the quarterly results. "The main focus of our work this year will be to integrate BCR into Erste Bank Group, to expand our Ukrainian subsidiary and to implement our new organisational structure. However this will not distract us from expanding our earnings potential as reflected in the excellent growth of the Austrian Retail & Mortgage business", Treichl added.

[1] When comparing rates of change, please note that Banca Comercială Română (BCR) and Erste Bank Ukraine have been included in the group financial statements since 12 October 2006 and 24 January 2007 respectively. Due to the significant effects of the inclusion of BCR (the impact of Erste Bank Ukraine is still negligible), adjusted P&L figures excluding the impact of BCR have also been given for comparison purposes. Balance sheet data is compared to year-end 2006 figures, in which BCR was already included.

According to revised IAS 19 (Employee Benefits), actuarial profits and losses can now be charged against equity without affecting net income when calculating long-term personnel provisions. Erste Bank introduced this practice in 2006. Furthermore, in preparation for the mandatory implementation of IFRS 7 (Financial Instruments: Disclosures) from 1 January 2007, the Erste Bank Group provided more detailed information in its 2006 balance sheet and income statement. In addition, a new equity allocation has been adopted for segment reporting in parallel with the inclusion of BCR in the group financial statements. All prior-year figures and rates of change indicated are based on the restated comparative figures in line with these changes. Details of these changes were provided in a press release published on 30 January 2007. The press release can be found on the Erste Bank website (www.erstebank.com/investorrelations).

Business performance overview

Net profit after minority interests reached a new quarterly all-time high of EUR 302.1 million. This corresponds to an increase of 25.1% (excluding BCR +9.7%) compared to an already high first quarter in the previous year.

This excellent result is based on a strong increase in **operating result** which rose 29.3% (excluding BCR 10.7%) from EUR 473.8 million in the first quarter of 2006 to EUR 612.4 million in the most recent quarter.

On the income side, all components improved strongly – even after eliminating the first time consolidation effects of BCR: Erste Bank Group reported very pleasing increases in net interest income (+7.7%), net commission income (+15.0%) and trading result (+14.8%).

Strong credit growth was accompanied by a 17.7% (12.7% excluding BCR) rise in **risk provisions for loans and advances.**

The total balance from **other operating result** as well as the results from the various categories in **financial assets** fell from EUR +18.3 million in the previous year to EUR -7.4 million. This development is attributable first and foremost to the linear amortisation of BCR customer relationships (EUR 18.8 million) included in the first quarter of 2007. Adjusting for this effect and excluding BCR, the balance, at EUR 12.9 million, was also positive in the first three months of 2007.

The cost/income ratio improved from 59.5% overall in 2006 to 58.7% in the first quarter of 2007, while **return on equity** (ROE) rose from 13.7% overall in 2006 to 15.0%. Cash ROE (ROE adjusted for amortisation of BCR customer relationships) was 15.6% in the first quarter in 2007 (13.8% for FY2006).

Earnings per share stood at EUR 0.97 in the first quarter of 2007 (cash earnings per share EUR 1.00) compared to EUR 0.84 in the first quarter of 2006.

Compared to 31 December 2006, **total assets** rose by 4.9% from EUR 181.7 billion (as of 31 December 2006 BCR was already incorporated) to EUR 190.6 billion. At the same time **loans and advances to customers** climbed by 3.5% to EUR 100.5 billion and **amounts owed to customers** by 4.5% to EUR 95.0 billion.

As of 31 March 2007, the **tier 1 ratio** stood at 6.8%, up from 6.6% at the end of 2006, while the **solvency ratio** improved to 10.5% (end of 2006 10.3%), well above the statutory minimum level of 8%. In this context, the adoption of the solvency calculation according to BIS II as of 1 January 2007 led to a reduction of risk-weighted assets, especially in the retail and international businesses. Despite the growth in customer loans, both the tier 1 and the solvency ratios rose by 20 basis points each. "This favourable development once again underscores the benefits of our retail focus", Treichl stressed.

In April 2007 Moody's, the rating agency, raised the long-term rating of Erste Bank from A+ to AA3. At the same time the Financial Strength Rating was reduced from C+ to C due to a change in methodology.

Outlook

Net profit after minority interests is targeted to grow by at least 25% in 2007. "A target we are happy to confirm in light of the strong performance of the first quarter", said Treichl. For 2008 and 2009, net profit growth of above 20% is expected.

By 2009 the cost/income ratio should be below 55%, while return on equity, which fell significantly in the previous year as a result of the capital increase, should once again reach a level of 18% to 20%.

On 2 April 2007, the 100% acquisition of **Diners Club Adriatic d.d., Croatia** (DCA), one of Croatia's leading credit card companies, was completed. The purchase price amounted to EUR 149.6 million, while DCA's total assets were EUR 165.7 million at the end of 2006. Thanks to the additional cross-selling opportunities to 140 thousand customers, this acquisition should be a further catalyst for expanding our earnings potential.

As with Erste Bank Croatia, a strategic holding of 26% in Erste Bank Serbia was sold to Steiermärkische Bank und Sparkassen AG, reflecting Serbia's regional importance for this savings bank. As a result Erste Bank holds an 80.5% total interest in Erste Bank Serbia. The transaction was completed on 23 April 2007. As an intra-group transaction, this did not have a direct effect on Erste Bank Group's financial statements.

I. PERFORMANCE IN DETAIL[2]

in EUR million	1-3 07	1-3 06	Change
Net interest income	903.7	724.0	24.8%
Risk provisions for loans and advances	-128.4	-109.1	17.7%
Net fee and commission income	438.9	342.2	28.3%
Net trading result	124.8	91.2	36.8%
General administrative expenses	-870.6	-691.3	25.9%
Income from insurance business	15.6	7.7	>100.0%
Other result	-7.4	18.3	nm
Pre-tax profit	**476.6**	**383.0**	**24.4%**
Net profit after minorities	**302.1**	**241.5**	**25.1%**

Net interest income

Net interest income, the most important income stream, increased by 24.8% from EUR 724.0 million to EUR 903.7 million. The rising interest rate trend in previous quarters had a particularly positive impact on the retail business. However, the high level of demand for credit especially in the central and east European subsidiaries is also reflected in this result.

Even without the inclusion of BCR, a very satisfactory 7.7% increase to EUR 779.7 million was recorded. Česká spořitelna, Slovenská sporiteľňa and the subsidiaries in Croatia and Serbia made particularly strong contributions.

The net interest margin (net interest income as a percentage of average interest-bearing assets) rose from 2.19% in the first quarter of 2006 (2006 overall: 2.31%) to 2.40%. This is mainly a result of the consolidation of BCR. At the same time the average margin in Austria fell slightly to around 1.6%, which is partly due to the one-off character of interest income on the proceeds of the capital increase in the first quarter of 2006. The net interest margin in CEE rose from some 3.7% in the first quarter of 2006 to 4.0%.

Net commission income

Net commission income increased by 28.3% from EUR 342.2 million to EUR 438.9 million, excluding BCR it climbed by 15.0% to EUR 393.6 million.

Above-average growth was achieved in Austria as well as in the CEE subsidiaries – especially in Hungary, albeit supported by a weak prior-year quarter, and in Croatia. Within net commission income both the lending business (+63.3%) and the payment transaction business (+32.1%) developed strongly. Income from securities transactions rose by nearly 10% on a very high Q1 06 base thanks to a good performance in CEE.

[2] All prior year figures shown as well as the rates of change are based on restated figures – as presented in the release of 30 January. Details may be found on Erste Bank's homepage (www.erstebank.com/ir).

in EUR million	1-3 07	1-3 06	Change
Lending business	71.2	43.6	63.3%
Payment transfers	163.7	123.9	32.1%
Securities transactions	131.5	120.2	9.4%
Investment fund transactions	55.8	48.6	14.8%
Custodial fees	15.4	14.4	6.9%
Brokerage	60.3	57.2	5.4%
Insurance business	19.4	21.9	-11.4%
Building society brokerage	6.9	6.7	3.0%
Foreign exchange transactions	8.7	9.2	-5.4%
Investment banking business	8.9	1.0	>100.0%
Other	28.6	15.7	82.2%
Total	438.9	342.2	28.3%

Net trading result

The trading result significantly exceeded the very successful first quarter of 2006 (+36.8%), rising from EUR 91.2 million to EUR 124.8 million. Thanks to excellent market conditions the result increased by 14.8% to EUR 104.7 million excluding BCR. Income was primarily derived from the securities business.

Insurance business

In the first quarter of 2007 income from insurance business doubled from EUR 7.7 million to EUR 15.6 million year-on-year. This increase was mainly the result of BCR's non-life insurance; without the inclusion of BCR, income rose by 11.2% to EUR 8.6 million.

General administrative expenses

in EUR million	1-3 07	1-3 06	Change
Personnel expenses	506.7	404.4	25.3%
Other administrative expenses	268.4	201.7	33.1%
Subtotal	775.1	606.1	27.9%
Depreciation and amortisation	95.5	85.2	12.1%
Total	870.6	691.3	25.9%

General administrative expenses increased by 25.9% from EUR 691.3 million to EUR 870.6 million, and excluding BCR, by 10.2% to EUR 762.1 million.

While there was only a relatively small 5.1% increase in Austria (incl. Corporate Centre and International Business), a rise of 18.8% was registered in CEE – even without BCR.

Personnel expenses rose 25.3% from EUR 404.4 million to EUR 506.7 million or without BCR 7.5% to EUR 434.8 million. Here as well the 81.3%-increase in Central and Eastern Europe (excluding BCR +18.0%) was significantly higher than in the rest of the group (+3.4%).

The main contributing factors in Central and Eastern Europe were the wider adoption of performance-related salary components as well as the expansion of the branch network and a change in the accruals policy in Hungary.

Headcount[3]

	Mar 07	Dec 06	Change
Employed by Erste Bank Group	**50,358**	**50,164**	**0.4%**
Austria incl. Haftungsverbund savings banks	14,845	14,709	0.9%
Central and Eastern Europe / International	**35,513**	**35,455**	**0.2%**
Česká spořitelna Group	10,966	10,856	1.0%
Banca Comercială Română Group	12,896	13,492	-4.4%
Slovenská sporiteľňa Group	4,728	4,797	-1.4%
Erste Bank Hungary Group	2,922	2,881	1.4%
Erste Bank Croatia Group	1,788	1,759	1.6%
Erste Bank Serbia	874	871	0.3%
Erste Bank Ukraine	382	0	nm
Other subsidiaries and foreign branch offices	957	799	19.8%

Adjusting for the inclusion of Erste Bank Ukraine as of January 2007 group headcount fell slightly in the first quarter of 2007. As planned, a decline in staff numbers was registered in BCR.

General administrative expenses – Austria (incl. Corporate Center and international business)

In EUR million	1-3 07	1-3 06	Change
Personnel expenses	300.7	290.8	3.4%
Other administrative expenses	117.7	101.0	16.5%
Subtotal	418.4	391.8	6.8%
Depreciation and amortisation	36.0	40.4	-10.9%
Total	**454.4**	**432.2**	**5.1%**

[3] As at end of period.

General administrative expenses - Central and Eastern Europe

in EUR million	1-3 07	1-3 06	Change
Personnel expenses	206.0	113.6	81.3%
Other administrative expenses	150.7	100.7	49.6%
Subtotal	356.7	214.3	66.5%
Depreciation and amortisation	59.5	44.8	32.7%
Total	416.2	259.1	60.7%

Other administrative expenses rose by 33.1% from EUR 201.7 million to EUR 268.4 million (excluding BCR +21.5% to EUR 245.0 million).

Central and Eastern Europe (+49.6%, and +26.4% excluding BCR) as well as the rest of the group (+16.5%) recorded significant increases. Start-up expenses for group projects, such as the outsourcing of procurement activities and preparation for the implementation of the new group structure, both of which will lead to positive effects on operating expenses in future years, were major cost drivers.

Depreciation of fixed assets climbed by 12.1% from EUR 85.2 million to EUR 95.5 million, excluding BCR however a 3.4% fall to EUR 82.3 million was recorded. This development resulted exclusively from Austria, where the restrictive investment activity of the past few years resulted in a 10.9% decline.

Operating result

Operating income (net interest income, net commission income, net trading result and income from insurance business) increased 27.3% from EUR 1,165.1 million to EUR 1,483.0 million.

Since **operating income** rose somewhat faster than **general administrative expenses** (+25.9% from EUR 691.3 million to EUR 870.6 million, excluding BCR +10.2%), the **operating result** climbed by 29.3% from EUR 473.8 million to EUR 612.4 million (+10.7% excluding BCR).

Risk provisions

Risk provisions for loans and advances increased 17.7% from EUR 109.1 million to EUR 128.4 million (excluding BCR +12.7%). The increase originated almost exclusively from Central and Eastern Europe, and was mainly related to the strong credit growth in the region.

Other operating result

Other operating result recorded a deterioration from EUR -22.0 million in the previous year to EUR -33.3 million in the most recent quarter, which was almost exclusively attributable to the start of linear amortisation for the value of BCR customer base as of fourth quarter of 2006. Excluding BCR, the balance improved to EUR -12.9 million.

Results from financial assets

The balance from all categories fell by 35.7% from EUR 40.3 million in the previous year to EUR 25.9 million, with a significant decline in the result from the 'Available for sale' portfolio (from EUR 24.7 million to EUR 14.3 million) due to one-off income from a divestment in the prior-year period.

Pre-tax profit

Pre-tax profit reached EUR 476.6 million in the first quarter of 2007, up a significant 24.4% from EUR 383.0 million in the same period last year (excluding BCR +8.2%).

Net profit after minority interests

Net profit after minority interests rose 25.1% from EUR 241.5 million to EUR 302.1 million (excluding BCR +9.7%).

II. QUARTERLY RESULTS OVERVIEW[4]

In EUR million	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07	Q1 07 ohne BCR
Net interest income	724.0	757.8	779.7	927.8	903.7	779.7
Risk provisions for loans and advances	-109.1	-109.2	-112.9	-107.9	-128.4	-122.9
Net fee and commission income	342.2	355.5	338.8	409.4	438.9	393.6
Net trading result	91.2	45.0	51.6	90.1	124.8	104.7
General administrative expenses	-691.3	-708.3	-704.7	-841.0	-870.6	-762.1
Income from insurance business	7.7	7.3	10.3	10.5	15.6	8.6
Other operating result	-22.0	-29.1	-35.2	-57.7	-33.3	-12.9
Income from financial assets - FV	10.3	-8.8	-1.0	-5.0	11.1	11.9
Income from financial assets - AfS	24.7	19.1	7.3	48.9	14.3	13.4
Income from financial assets - HtM	5.3	-0.4	0.4	0.9	0.5	0.5
Pre-tax profit	**383.0**	**328.9**	**334.3**	**476.0**	**476.6**	**414.5**
Net profit after minorities	**241.5**	**211.1**	**202.7**	**276.9**	**302.1**	**265.0**

III. BALANCE SHEET DEVELOPMENTS

In EUR million	Mar 07	Dec 06	Change
Loans and advances to credit institutions	20,877	16,616	25.6%
Loans and advances to customers	100,468	97,107	3.5%
Risk provisions for loans and advances	-3,189	-3,133	1.8%
Trading and financial assets	43,489	42,497	2.3%
Other assets	28,908	28,616	1.0%
Total assets	**190,553**	**181,703**	**4.9%**

[4] The first three quarters of 2006 have been adjusted in accordance with the previously-mentioned restatement pursuant to the changed IFRS regulations. Details can be found on Erste Bank's homepage (www.erstebank.com/investorrelations)

ERSTE BANK

Total assets of Erste Bank Group climbed 4.9% in the first quarter of 2007, up from EUR 181.7 billion at the end of 2006 to EUR 190.6 billion as at 31 March 2007.

On the asset side **loans and advances to customers** grew by 3.5% from EUR 97.1 billion to EUR 100.5 billion.

In Austria loans and advances to customers rose by 2.6%, while the growth rate in Central and Eastern Europe was substantially higher at 5.3%, with retail business rising more strongly at 7.6%.

In the first quarter of 2007, **risk provisions** increased only marginally from EUR 3.1 billion to EUR 3.2 billion as a result of new allocations.

Trading assets advanced at an above-average rate of 7.4% from EUR 6.2 billion to EUR 6.6 billion, with growth coming almost exclusively from fixed-income securities.

Investments in financial assets (Fair value, Held to maturity and Available for sale portfolios) increased only marginally by 1.5% from EUR 36.3 billion to EUR 36.8 billion. Here as well growth was almost entirely attributable to fixed-income securities.

On the asset side, the strongest growth was recorded in **loans and advances to credit institutions** (+25.6% from EUR 16.6 billion to EUR 20.9 billion). Short-term interbank business with foreign credit institutions were the major growth driver.

In EUR million	Mar 07	Dec 06	Change
Amounts owed to credit institutions	38,038	37,688	0.9%
Amounts owed to customers	94,956	90,849	4.5%
Debt securities in issue	24,989	21,814	14.6%
Other liabilities	15,847	15,238	4.0%
Subordinated capital	5,500	5,210	5.6%
Total equity	11,223	10,904	2.9%
Shareholder's equity	8,242	7,979	3.3%
Minority interests	2,981	2,925	1.9%
Total liabilities and equity	**190,553**	**181,703**	**4.9%**

On the liability side, **amounts owed to credit institutions** increased marginally by +0.9% from EUR 37.7 billion to EUR 38.0 billion.

The most significant increase in refinancing sources was recorded in **debt securities in issue**, with a 14.6% rise from EUR 21.8 billion to EUR 25.0 billion.

Trading assets also climbed at an above-average rate of 35.4% from EUR 1.2 billion to 1.6 billion.

The most important item on the liability side is, however, **amounts owed to customers**, which showed a very satisfactory development with a 4.5% increase from EUR 90.8 billion to EUR 95.0 billion. In Central and Eastern Europe growth was even more pronounced at 6.9%. "The strength of our group in retail banking is once again highlighted by a balanced loan-to-deposit ratio", explained Treichl.

As of 1 January 2007, the **solvency calculation methodology** pursuant to the Austrian Banking Act (BWG) was adapted to the regulations of **Basel II.**

Despite growth in total assets, the **assessment basis for credit risk** (risk-weighted assets) fell to EUR 88.3 billion as at 31 March 2007, from EUR 94.1 billion as at year-end 2006, when the assessment base was still made in line with Basel I regulations. According to Basel I risk-weighted assets stood slightly above EUR 96 billion.

Total **own funds** of Erste Bank Group according to BWG amounted to some EUR 10.4 billion as of 31 March 2007. The cover ratio in relation to the statutory minimum requirement on this date (EUR 8.1 billion) amounted to 127% (year-end 2006: 127%).

After deductions in accordance with BWG, **tier 1 capital** stood at EUR 6.0 billion. The **tier 1 ratio** pursuant to BWG (core capital after deductions as a percentage of the assessment base for credit risk pursuant to BWG) was 6.8% – up from 6.6% at year-end 2006.

The **solvency ratio** pursuant to BWG (total equity capital less requirement for trading book, commodity FX risk and operational risk as a percentage of the risk-weighted assessment base for credit risk) stood at 10.5% as at 31 March 2007 (compared to 10.3% at the end of 2006).

IV. SEGMENT REPORTING [5]

Austria

In Austria, the first quarter of 2007 saw continued improvement in profit. Net profit after minority interests increased by EUR 15.6 million (+14.5%) compared to the first quarter of 2006, from EUR 107.4 million to EUR 123.0 million. In addition to a further positive development in the commission business (EUR +16.8 million or +7.3% to EUR 246.2 million), this result was driven by an improvement in net interest income and a significant increase in net trading result (EUR +12.1 million or +23.3% to EUR 63.9 million). Whilst operating income as a whole increased by 6.7% compared to the previous year, the increase in general administrative expenses was - as in previous years - extremely moderate at 2.0% (EUR +8.2 million to EUR 421.6m).

As a result, the operating result in the first quarter of 2007 improved by EUR 36.6 million or 14.3% to EUR 292.4 million, with this improvement reflected in all sub-segments. The cost/income ratio improved significantly from 61.8% to its current level of 59.0%. The decline in other result – caused by higher valuation income from securities outside the trading portfolio, as well as higher income from investment disposals in the first quarter of 2006 - was more than offset by the strong improvement in commission business and trading results. Return on equity (based on the new equity allocation according to Basel II) improved from 23.0% in the previous year to 25.7%, in particular in the Retail and Mortgage segment.

Savings Banks

Net profit after minority interests increased slightly compared to the first quarter of 2006, from EUR 5.1 million to EUR 5.5 million. Net interest income rose due to a significant increase in customer business from EUR 201.1 million to EUR 206.5 million (+2.7%). Together with the improvement in the trading result from EUR 7.9 million to EUR 10.4 million, this offset the increase in administrative expenses (EUR 211.2 million compared to EUR 206.8 million in the first quarter of 2006). The operating result increased from EUR 98.6 million to EUR 102.3 million (+3.7%), while the cost/income ratio improved slightly from 67.7% to 67.4%. Return on equity increased to 9.9%, helped by proportionally lower equity requirements due to the reduction in risk-weighted assets following the introduction of Basel II at the beginning of the year.

Retail and Mortgage

The retail business continued to perform very well. Net profit after minority interests once again increased significantly by EUR 10.1 million (+31.4%) from EUR 32.1 million to EUR 42.2 million. Net interest income grew despite continued strong competitive pressure on margins on the deposit side through the expansion of lending activity, in particular in the mortgage area, rising by 2.1% (EUR 136.6 million compared to 133.8 million in the first quarter of 2006). Commission business once again grew significantly compared to the previous year, in particular with respect to securities business, which continues to perform very well. Net commission income improved by EUR 7.4 million (+8.3%), from EUR 88.9 million to EUR 96.3 million. General administrative expenses remained marginally below the level of the previous year, despite the expansion in business by subsidiaries (eg asset management) in the domestic market of the Erste Bank Group – a particularly positive development. The operating result in this sub-segment increased from EUR 71.4 million to EUR 82.3 million (+15.4%). The cost/income ratio improved significantly in relation to the first quarter of 2006, from 69.0% to 65.8%. Return on equity was 22.4%. In

[5] The published results of the individual group members cannot be compared on a one-to-one basis with the segment results. In segment reporting, for example, interest income from local equity is eliminated and the associated income from the allocated group equity is added to NII. Furthermore from the fourth quarter of 2006 onwards a new equity allocation method has been applied. The comparative values of the previous quarters have been adjusted accordingly.

this segment the new Basel II calculation method for risk-weighted assets had a particularly positive effect on return on equity.

Large Corporates
Large Corporates' net profit after minority interests declined by 22.6%, from EUR 26.3 million to EUR 20.4 million compared to the same period last year, on the back of a lower contribution of other result. Net interest income increased compared to the first quarter of 2006 from EUR 35.6 million to EUR 39.4 million (+10.8%), primarily due to the CEE expansion of the leasing subsidiary, Immorent, and the resulting increases in volume and earnings. Net commission income increased from EUR 21.8 million to EUR 23.8 million. The significant decrease in other result was due to valuation gains from securitised financing and one-off proceeds from the sale of a private equity investment allocated to this segment in the first quarter of 2006.

General administrative expenses grew by 10.8% from EUR -21.9 million to EUR -24.3 million, primarily due to higher expenditure on IT projects in the property leasing business. The cost/income ratio stood at 38.3%, while return on equity dropped significantly from 22.0% to 11.8%. In addition to business expansion, this was attributable to strong growth in risk-weighted assets in accordance with the new Basel II method for determining the risk-weighted assessment basis for credit risk (in particular in the areas of customer rating and the higher weighting of unused credit lines), and a resulting higher equity allocation.

Treasury and Investment Banking
Compared to the first quarter of 2006, net profit after minority interests increased by 25.2% from EUR 43.9 million to EUR 55.0 million. The decline in net interest income in asset liability management caused by the general trend in market interest rates and the flat yield curve was more than offset by the unusually good result in money market operations. Net commission income increased by EUR 7.1 million or 31.8%, from EUR 22.4 million to EUR 29.5 million, primarily due to the securities business, and in particular, structured products. Net trading result continued to improve thanks to a very positive trend in securities trading, and increased - from an already very high level in the first quarter of 2006 - from EUR 41.1 million to EUR 50.3 million. General administrative expenses grew – mainly due to business expansion - from EUR 25.6 million in the first quarter of 2006 to EUR 27.7 million. The cost/income ratio stood at 28.8%, while return on equity increased from 66.7% to 87.3%. This is the result of both the significant improvement in profit and the new equity allocation (based on declining risk-weighted assets).

Central and Eastern Europe

Czech Republic
Net profit after minority interests of Česká spořitelna grew by EUR 8.9 million or 11.4%, from EUR 78.4 million to EUR 87.3 million, compared to the first quarter of 2006. The operating result improved even more (+13.7%). As a result of an 18% expansion in customer lending and the positive trend in market interest rates, net interest income increased by 14.1% or EUR 23.6 million, from EUR 168.1 million to EUR 191.8 million. Net commission income also grew by 7.2%, from EUR 78.2 million to EUR 83.8 million, due to the highly positive trend in lending operations and securities business.

The increase in general administrative expenses from EUR 145.0 million to EUR 157.3 million (+ 8.5%; and +6.2% on a currency-adjusted basis), was due to higher staff expenditure (partly because of higher staff numbers) and expenses relating to the significant expansion in customer business, e.g. office and marketing expenditure. Due to the very positive profit trend, the operating result improved by 13.7% from EUR 121.6 million to EUR 138.3 million, helped by a further appreciation in the value of the local currency (+2.1%). The cost/income ratio improved from 54.4% to 53.2%, while return on equity stood at

42.6%. The effects of the introduction of Basel II resulted in an increase in the risk-weighted assessment base of around 13%, while the customer loan portfolio (the most important component of this calculation) increased by a currency-adjusted 18% compared to the previous year.

Romania
The inclusion of BCR for the first time on 12 October 2006 means that there are no comparative values in the segment report for the first quarter of 2006. Net profit after minority interests amounted to EUR 44.3 million the first quarter of 2007. The operating result stood at EUR 83.3 million. This resulted in an overall cost/income ratio of 56.5% and a return on equity of 41.2%. The main drivers of this trend were the continued strong and anticipated growth in lending (+7.5% on a currency-adjusted basis to EUR 8.4 billion vs year-end 2006) and transformation projects, which will also impact the profit trend by the second half of 2007 at the latest.

The retail and corporate operations are currently being restructured to bring them up to Erste Bank standards. New and attractive products are being developed for BCR's more than three million customers, and the main back-office functions are being optimised. This has already allowed staff numbers to be reduced by some 600 in the first quarter of 2007. The restructuring costs of EUR 4 million (in particular in the areas of marketing, consultancy and training) have impacted the quarterly result accordingly. These measures – combined with significantly-higher-than-expected GDP growth in 2006 and 2007 – will make an important contribution to the achievement of our profit targets 40% growth in local net profit on a EUR-basis and before restructuring costs.

The valuation of customer relationships required by IFRS 3 (purchase price accounting) and the associated linear amortisation of EUR 18.8 million (disclosed in other result) is allocated to the Corporate Center, primarily to ensure comparability with all other segments.

Slovakia
Slovenská sporiteľňa achieved an excellent net profit after minority interests in the first quarter of 2007, rising by 35.4% to EUR 30.9 million, compared with EUR 22.8 million in the first quarter of 2006. Net interest income significantly exceeded that of the previous year by 41.9% or EUR 21.1 million and, supported by a huge 30.6% (currency-adjusted, year-on-year) expansion in customer lending, reached EUR 71.9 million, up from EUR 50.6 million. Net commission income (EUR 22.5 million against EUR 19.2 million in the first quarter of 2006) increased as a result of the expansion in lending and payment transactions.

General administrative expenses increased by EUR 10.4 million or 22.9%, from EUR 45.3 million to a total of EUR 55.7 million. This can be attributed to higher costs in advisory services and costs associated with IT projects, as well as local currency exchange rate trends (up 8.4%). The fall in the tax ratio resulted from the reversal of a provision made in 2006 which, following a change in the law was no longer required. There was a pronounced rise in the operating result (up 41.8%) and in net profit after minority interests (35.4%). Return on equity increased slightly from 41.8% to 42.7%, also influenced by the positive effects on equity allocation following the introduction of Basel II. The cost/income ratio improved significantly from 59.9% to 56.4%.

Hungary
As a result of a number of extraordinary effects, Erste Bank Hungary's operating result fell by 17.3% or EUR 6.4 million from EUR 36.8 million to EUR 30.4 million. Net interest income fell by EUR 4.9 million or 8.7% from EUR 56.3 million to EUR 51.3 million. The one-off effects on this item were only partially offset by growth in customer lending (up 26% year on year). Net interest income fell, both as a result of a

correction of an interest accrual of approx. EUR 8 million from the previous year and a change in allocation of commission expenses incurred in the leasing business. The increase in risk provisions from EUR 6.4 million to EUR 11.8 million was a result of the expansion in lending and in line with expectations for the full year. Commission income showed a significant increase over the first quarter of 2006 (EUR 29.5 million against EUR 12.7 million), which can be attributed in part to the change in allocation referred to above (one-off commission expenses in the leasing business) and also to a significant increase in payment transfers and securities transactions. Net commission income in the first quarter of 2006 was, for various reasons, significantly below the results of the following quarter and any comparison is therefore misleading.

General administrative expenses rose significantly. The increase is explained by higher personnel and other administrative expenses due to the expansion of the branch network, additional accruals compared with the same period of the previous year and the first-time consolidation of the real estate subsidiary. The improvement in other result, from EUR -4.9 million to EUR -0.4 million, is attributable to reversals of provisions and the consolidation of the real estate subsidiary, referred to above. Net profit after minority interests fell by 24.5% from EUR 19.8 million to EUR 14.9 million. The cost/income ratio deteriorated from 53.9% to 66.6% and return on equity fell from 32.5% to 19.0%. An unchanged 15% growth rate in net profit is expected in 2007, taking into account the correction of the interest accrual.

Croatia

Erste Bank Croatia improved its operating result in the first quarter of 2007 by 46.1% or EUR 7.6 million, from EUR 16.5 million to EUR 24.1 million. Net interest income increased significantly, despite restrictive legislation on foreign currency financial transactions, while the rise in lending growth rates also led to improved margins; net interest income therefore rose by EUR 5.9 million from EUR 28.0 million in the first quarter of 2006 to EUR 33.9 million.

Commission business – particularly in payment transfers, securities transactions and also due to a wider scope of consolidation – grew 66.8% (and by about 39% on a same consolidation scope basis) from EUR 6.1 million to EUR 10.2 million. General administrative expenses increased by EUR 2.2 million or 10.9% from EUR 20.5 million to EUR 22.7 million, due entirely to the inclusion of subsidiaries in the consolidated financial accounts. The improvement in other result, from a loss of EUR 0.2 million to EUR 2.1 million, results from one-off income related to the sale of an equity interest. Return on equity showed a considerable rise from 23.8% to 40.0% (here too supported by lower equity requirements under Basel II) and the cost/income ratio improved from 55.4% to 48.5%.

Serbia

Net profit after minority interests showed a very positive trend, rising by EUR 4.1 million or 80.6% to a loss of EUR 1.0 million from a loss of EUR 5.1 million, with 2006 being affected by a range of restructuring measures. Along with a considerable increase in net interest income (EUR 3.6 million compared with EUR 1.3 million in the first quarter of 2006), driven by expansion in retail business and interbank business, risk provisions also fell significantly. General administrative expenses rose by EUR 0.4 million from EUR 6.2 million to EUR 6.6 million, mainly as a result of increased staff costs. The EUR 1.9 million increase in other result from a deficit of EUR 0.4 million to EUR 1.5 million is attributed to a one-off income from disposal of collateral. The targets for 2008 (20% RoE based on local results) remain unchanged. For 2007 a close to break-even result is expected.

International Business

Net profit after minority interests showed a fall of EUR 3.8 million or 14.6% from EUR 26.0 million to EUR 22.2 million. This was caused primarily by trends in other result which, in the first quarter of 2006

contained positive one-off effects totalling EUR 5.7 million in valuation gains on investments and proceeds from previously written off loans. At the same time, the increase in net interest income and the improvement in general administrative expenses led to a 6.4% rise in the operating result. The cost/income ratio improved from 20.1% to 18.6%, while return on equity fell slightly from 21.8% to 19.8%.

Corporate Center

The Corporate Center segment includes results from companies, profit consolidation between the segments and one-off effects which in order to ensure comparability cannot be assigned to a specific business segment. The trends for net commission income and general administrative expenses were largely determined by profit consolidation of banking support operations. General administrative expenses rose in particular through capital expenditure for group-wide projects launched in 2004 and the effects of accruals which were reversed in the course of the year. The deterioration in net interest income was caused primarily by one-off interest income on the capital increase proceeds in the same period last year while the net trading result advanced as a result of the mark-to-market valuation for strategic investments. The deterioration in other result compared with the same period in the previous year can be attributed to the EUR 18.8 million statutory linear amortisation charge relating to the value of BCR's acquired customer base. This item was positively affected by just over EUR 10 million in revaluation income from assets connected with a securities settlement case in 2006.

V. Exchange rate development

	End of period rates			Average rates		
Euro FX rates	Mar 07	Dec 06	Change	1-3 07	1-3 06	Change
CZK/EUR	28.01	27.49	-1.9%	27.99	28.58	2.1%
RON/EUR	3.35	3.38	0.9%	3.39	3.57	5.3%
SKK/EUR	33.34	34.44	3.2%	34.33	37.50	8.4%
HUF/EUR	247.80	251.77	1.6%	252.87	256.14	1.3%
HRK/EUR	7.41	7.35	-0.7%	7.37	7.34	-0.3%
RSD/EUR	80.85	79.05	-2.3%	79.67	86.82	8.2%
UAH/EUR	6.71	6.65	-1.0%	6.63	6.05	-9.6%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section

Appendix

I. GROUP PROFIT AND LOSS ACCOUNT (IFRS)

(2006 figures restated)

in EUR million	1-3 07	1-3 06	Change
Net interest income	903.7	724.0	24.8%
Risk provisions for loans and advances	-128.4	-109.1	17.7%
Net fee and commission income	438.9	342.2	28.3%
Net trading result	124.8	91.2	36.8%
General administrative expenses	-870.6	-691.3	25.9%
Income from insurance business	15.6	7.7	>100.0%
Other operating result	-33.3	-22.0	-51.4%
Income from financial assets - FV	11.1	10.3	7.8%
Income from financial assets - AfS	14.3	24.7	-42.1%
Income from financial assets - HtM	0.5	5.3	-90.6%
Pre-tax profit	476.6	383.0	24.4%
Taxes on income	-102.5	-86.2	18.9%
Net profit before minority interests	374.1	296.8	26.0%
Minority interests	-72.0	-55.3	30.2%
Net profit after minorities	**302.1**	**241.5**	**25.1%**

II. CONSOLIDATED BALANCE SHEET (IFRS)

in EUR million	Mar 07	Dec 06	Change
ASSETS			
Cash and balances with central banks	6,861	7,378	-7.0%
Loans and advances to credit institutions	20,877	16,616	25.6%
Loans and advances to customers	100,468	97,107	3.5%
Risk provisions for loans and advances	-3,189	-3,133	1.8%
Trading assets	6,645	6,188	7.4%
Financial assets - at fair value through profit or loss	4,786	4,682	2.2%
Financial assets - available for sale	15,325	14,927	2.7%
Financial assets - held to maturity	16,733	16,700	0.2%
Investments of insurance companies	7,514	7,329	2.5%
Equity holdings in associates accounted for at equity	389	383	1.7%
Intangible assets	6,113	6,092	0.3%
Tangible assets	2,186	2,165	1.0%
Tax assets	323	317	1.8%
Other assets	5,522	4,952	11.5%
Total assets	**190,553**	**181,703**	4.9%
LIABILITIES AND EQUITY			
Amounts owed to credit institutions	38,038	37,688	0.9%
Amounts owed to customers	94,956	90,849	4.5%
Debt securities in issue	24,989	21,814	14.6%
Trading liabilities	1,625	1,200	35.4%
Underwriting provisions	8,096	7,920	2.2%
Other provisions	1,766	1,780	-0.8%
Tax liabilities	290	291	-0.2%
Other liabilities	4,070	4,047	0.6%
Subordinated capital	5,500	5,210	5.6%
Total equity	11,223	10,904	2.9%
Shareholder's equity	8,242	7,979	3.3%
Minority interests	2,981	2,925	1.9%
Total liabilities and equity	**190,553**	**181,703**	4.9%

III. SEGMENT REPORTING - ERSTE BANK GROUP

Overview*

(2006 figures restated)

	Austria		CEE		Int'l Business		Corp. Center		Total	
in EUR million	1-3 07	1-3 06	1-3 07	1-3 06	1-3 07	1-3 06	1-3 07	1-3 06	1-3 07	1-3 06
Net interest income	398.9	382.8	473.5	304.2	36.6	34.4	-5.3	2.7	903.7	724.0
Risk provisions	-80.0	-80.4	-43.0	-24.1	-5.3	-4.5	-0.1	-0.1	-128.4	-109.1
Net fee and commission income	246.2	229.4	192.2	117.3	7.1	7.3	-6.5	-11.7	438.9	342.2
Net trading result	63.9	51.8	55.2	37.9	-0.1	0.1	5.8	1.4	124.8	91.2
General administrative expenses	-421.6	-413.4	-413.7	-260.0	-8.1	-8.4	-27.2	-9.5	-870.6	-691.3
Income - insurance business	5.0	5.2	10.6	2.5	0.0	0.0	0.0	0.0	15.6	7.7
Other result	8.4	24.4	-2.7	-9.7	0.1	7.1	-13.2	-3.5	-7.4	18.3
Pre-tax profit	220.9	199.9	272.0	168.1	30.2	35.9	-46.5	-20.8	476.6	383.0
Taxes on income	-49.3	-43.2	-53.7	-38.6	-8.0	-9.9	8.5	5.4	-102.5	-86.3
Minority interests	-48.5	-49.3	-29.7	-6.5	0.0	0.0	6.3	0.6	-72.0	-55.2
Net profit after minorities	123.0	107.4	188.6	123.0	22.2	26.0	-31.7	-14.8	302.1	241.6
Average risk-weighted assets	47,966.5	49,194.9	32,958.1	20,065.1	6,896.5	7,330.2	1,216.1	333.1	89,037.2	76,923.3
Average attributed equity	1,916.7	1,668.8	2,006.5	1,325.1	448.5	476.7	3,674.6	2,417.6	8,046.3	6,088.2
Cost/income ratio	58.0%	61.8%	56.6%	56.3%	18.6%	20.1%	na	na	56.7%	59.3%
ROE based on net profit	25.7%	23.0%	37.6%	37.1%	19.8%	21.8%	na	na	15.0%	15.9%

*) Risk-weighted assets and attributed equity for Q1 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.
EUR 18.8m linear depreciation of goodwill for BCR customer base included in Other result of Corporate Center. The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Austria*

(2006 figures restated)

	Savings Banks		Retail & Mortgage		Large Corporates		Treasury & IB	
In EUR million	**1-3 07**	**1-3 06**	**1-3 07**	**1-3 06**	**1-3 07**	**1-3 06**	**1-3 07**	**1-3 06**
Net interest income	206.5	201.1	136.6	133.8	39.4	35.6	16.4	12.3
Risk provisions	-43.1	-44.1	-23.8	-24.5	-13.1	-11.8	0.0	0.0
Net fee and commission income	96.6	96.3	96.3	88.9	23.8	21.8	29.5	22.4
Net trading result	10.4	7.9	2.9	2.6	0.3	0.2	50.3	41.1
General administrative expenses	-211.2	-206.8	-158.4	-159.1	-24.3	-21.9	-27.7	-25.6
Income - insurance business	0.0	0.0	5.0	5.2	0.0	0.0	0.0	0.0
Other result	3.6	6.3	0.7	-0.1	2.3	12.0	1.8	6.3
Pre-tax profit	62.9	60.8	59.2	46.8	28.4	35.9	70.3	56.4
Taxes on income	-14.7	-12.6	-13.0	-10.2	-6.3	-7.8	-15.4	-12.5
Minority interests	-42.7	-43.1	-4.1	-4.5	-1.8	-1.8	0.0	0.0
Net profit after minorities	**5.5**	**5.1**	**42.2**	**32.1**	**20.4**	**26.3**	**55.0**	**43.9**
Average risk-weighted assets	22,716.5	25,444.1	11,457.8	12,942.9	10,582.0	7,348.4	3,210.3	3,459.5
Average attributed equity	223.6	259.8	751.5	866.1	689.6	479.6	252.0	263.4
Cost/income ratio	**67.4%**	**67.7%**	**65.8%**	**69.0%**	**38.3%**	**38.1%**	**28.8%**	**33.8%**
ROE based on net profit	**9.9%**	**7.8%**	**22.4%**	**14.8%**	**11.8%**	**22.0%**	**87.3%**	**66.7%**

*) Risk-weighted assets and attributed equity for Q1 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.
The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Central and Eastern Europe (CEE)*

(2006 figures restated)

	Czech Republic		Romania		Slovakia		Hungary		Croatia		Serbia		Ukraine	
in EUR million	1-3 07	1-3 06	1-3 07	1-3 06	1-3 07	1-3 06	1-3 07	1-3 06	1-3 07	1-3 06	1-3 07	1-3 06	1-3 07	1-3 06
Net interest income	191.8	168.1	119.4	0.0	71.9	50.6	51.3	56.2	33.9	28.0	3.6	1.3	1.7	0.0
Risk provisions	-14.3	-10.8	-5.4	0.0	-7.8	-2.8	-11.8	-6.4	-2.4	-2.8	-0.6	-1.4	-0.7	0.0
Net fee and commission income	83.8	78.2	45.3	0.0	22.5	19.2	29.5	12.7	10.2	6.1	0.9	1.1	0.1	0.0
Net trading result	16.5	17.8	20.0	0.0	4.3	5.8	10.2	11.0	2.8	2.9	0.2	0	1.1	0
General administrative expenses	-157.3	-145.0	-108.4	0.0	-55.7	-45.3	-60.6	-43.1	-22.7	-20.5	-6.6	-6.2	-2.3	0.0
Income - insurance business	3.6	2.5	7.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other result	-2.8	-5.2	-1.6	0.0	-1.6	1.1	-0.4	-4.9	2.1	-0.2	1.5	-0.4	0.1	0.0
Pre-tax profit	121.2	105.5	76.3	0.0	33.7	28.6	18.3	25.5	23.8	13.7	-1.1	-5.2	-0.1	0.0
Taxes on income	-30.0	-24.4	-13.0	0.0	-2.8	-5.8	-3.3	-5.6	-4.8	-2.7	0.1	0.0	-0.1	0.0
Minority interests	-3.9	-2.7	-18.0	0.0	0.1	0.1	-0.1	-0.1	-6.8	-4.0	0.0	0.2	0.1	0.0
Net profit after minorities	**87.3**	**78.4**	**44.3**	**0.0**	**30.9**	**22.8**	**14.9**	**19.8**	**12.2**	**7.0**	**-1.0**	**-5.1**	**-0.1**	**0.0**
Average risk-weighted assets	11,960.2	10,575.6	9,099.8	0.0	4,110.0	3,027.4	4,483.7	3,520.9	2,902.0	2,815.8	306.5	125.4	95.9	0.0
Average attributed equity	820.3	731.7	430.7	0.0	289.9	218.3	313.8	243.4	121.9	117.9	22.5	13.8	7.5	0.0
Cost/income ratio	**53.2%**	**54.4%**	**56.5%**	**0.0%**	**56.4%**	**59.9%**	**66.6%**	**53.9%**	**48.5%**	**55.4%**	**na**	**na**	**84.3%**	**0.0%**
ROE based on net profit	**42.6%**	**42.9%**	**41.2%**	**0.0%**	**42.7%**	**41.8%**	**19.0%**	**32.5%**	**40.0%**	**23.8%**	**na**	**na**	**-4.3%**	**0.0%**

*) Risk-weighted assets and attributed equity for Q1 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.

The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	30/04/07
No. of pages including this one	21

Erste Bank Group Q1 results announcement

Vienna, 30 April 2007

INVESTOR INFORMATION

Erste Bank starts 2007 with record results

FINANCIAL HIGHLIGHTS[1]:

- **Net interest income** rose 24.8% from EUR 724.0 million to **EUR 903.7 million** (excluding BCR +7.7% to EUR 779.7 million).
- **Net commission income** climbed 28.3% from EUR 342.2 million to **EUR 438.9 million** (excluding BCR +15.0% to EUR 393.6 million).
- **Operating income** increased 27.3% from EUR 1,165.1 million to **EUR 1,483.0 million** (excluding BCR +10.4% to EUR 1,286.6 million).
- **General administrative expenses** rose 25.9% from EUR 691.3 million to **EUR 870.6 million** (excluding BCR +10.2% to EUR 762.1 million).
- **Pre-tax profit** rose 24.4% from EUR 383.0 million to **EUR 476.6 million** (excluding BCR +8.2% to EUR 414.5 million).
- **Net profit after minority interests** increased by 25.1% from EUR 241.5 million to **EUR 302.1 million** (excl. BCR +9.7% to EUR 265.0 million).
- **Cost/income ratio** improved from 59.5% in financial year 2006 to **58.7%.**
- **Return on equity** rose from 13.7% (cash ROE: 13.8%) overall in 2006 to **15.0%** (cash ROE 15.6%).
- **Total assets** increased 4.9% from the end of 2006 from EUR 181.7 billion to **EUR 190.6 billion.**
- **Earnings per share** rose from EUR 0.84 to **EUR 0.97** (cash earnings per share: EUR 1.00).
- **Tier 1 ratio (as of 2007 calculated in accordance with Basel II)** improved from 6.6% at year-end 2006 to **6.8%, solvency ratio up to 10.5%** (end of 2006: 10.3%).

Please note: Unless otherwise stated, all comparisons relate to Q1 06 or the end of 2006.
The following tables and texts may contain rounding differences.

"We have made a strong start to the 2007 financial year with a net profit of more than EUR 300 million and have set the course for the remaining quarters", commented Andreas Treichl, CEO of Erste Bank der oesterreichischen Sparkassen AG, on the quarterly results. "The main focus of our work this year will be to integrate BCR into Erste Bank Group, to expand our Ukrainian subsidiary and to implement our new organisational structure. However this will not distract us from expanding our earnings potential as reflected in the excellent growth of the Austrian Retail & Mortgage business", Treichl added.

[1] When comparing rates of change, please note that Banca Comercială Română (BCR) and Erste Bank Ukraine have been included in the group financial statements since 12 October 2006 and 24 January 2007 respectively. Due to the significant effects of the inclusion of BCR (the impact of Erste Bank Ukraine is still negligible), adjusted P&L figures excluding the impact of BCR have also been given for comparison purposes. Balance sheet data is compared to year-end 2006 figures, in which BCR was already included.
According to revised IAS 19 (Employee Benefits), actuarial profits and losses can now be charged against equity without affecting net income when calculating long-term personnel provisions. Erste Bank introduced this practice in 2006. Furthermore, in preparation for the mandatory implementation of IFRS 7 (Financial Instruments: Disclosures) from 1 January 2007, the Erste Bank Group provided more detailed information in its 2006 balance sheet and income statement. In addition, a new equity allocation has been adopted for segment reporting in parallel with the inclusion of BCR in the group financial statements. All prior-year figures and rates of change indicated are based on the restated comparative figures in line with these changes. Details of these changes were provided in a press release published on 30 January 2007. The press release can be found on the Erste Bank website (www.erstebank.com/investorrelations).

Business performance overview

Net profit after minority interests reached a new quarterly all-time high of EUR 302.1 million. This corresponds to an increase of 25.1% (excluding BCR +9.7%) compared to an already high first quarter in the previous year.

This excellent result is based on a strong increase in **operating result** which rose 29.3% (excluding BCR 10.7%) from EUR 473.8 million in the first quarter of 2006 to EUR 612.4 million in the most recent quarter.

On the income side, all components improved strongly – even after eliminating the first time consolidation effects of BCR: Erste Bank Group reported very pleasing increases in net interest income (+7.7%), net commission income (+15.0%) and trading result (+14.8%).

Strong credit growth was accompanied by a 17.7% (12.7% excluding BCR) rise in **risk provisions for loans and advances.**

The total balance from **other operating result** as well as the results from the various categories in **financial assets** fell from EUR +18.3 million in the previous year to EUR -7.4 million. This development is attributable first and foremost to the linear amortisation of BCR customer relationships (EUR 18.8 million) included in the first quarter of 2007. Adjusting for this effect and excluding BCR, the balance, at EUR 12.9 million, was also positive in the first three months of 2007.

The cost/income ratio improved from 59.5% overall in 2006 to 58.7% in the first quarter of 2007, while **return on equity** (ROE) rose from 13.7% overall in 2006 to 15.0%. Cash ROE (ROE adjusted for amortisation of BCR customer relationships) was 15.6% in the first quarter in 2007 (13.8% for FY2006).

Earnings per share stood at EUR 0.97 in the first quarter of 2007 (cash earnings per share EUR 1.00) compared to EUR 0.84 in the first quarter of 2006.

Compared to 31 December 2006, **total assets** rose by 4.9% from EUR 181.7 billion (as of 31 December 2006 BCR was already incorporated) to EUR 190.6 billion. At the same time **loans and advances to customers** climbed by 3.5% to EUR 100.5 billion and **amounts owed to customers** by 4.5% to EUR 95.0 billion.

As of 31 March 2007, the **tier 1 ratio** stood at 6.8%, up from 6.6% at the end of 2006, while the **solvency ratio** improved to 10.5% (end of 2006 10.3%), well above the statutory minimum level of 8%. In this context, the adoption of the solvency calculation according to BIS II as of 1 January 2007 led to a reduction of risk-weighted assets, especially in the retail and international businesses. Despite the growth in customer loans, both the tier 1 and the solvency ratios rose by 20 basis points each. "This favourable development once again underscores the benefits of our retail focus", Treichl stressed.

In April 2007 Moody's, the rating agency, raised the long-term rating of Erste Bank from A+ to AA3. At the same time the Financial Strength Rating was reduced from C+ to C due to a change in methodology.

Outlook

Net profit after minority interests is targeted to grow by at least 25% in 2007. "A target we are happy to confirm in light of the strong performance of the first quarter", said Treichl. For 2008 and 2009, net profit growth of above 20% is expected.

ERSTE BANK

By 2009 the cost/income ratio should be below 55%, while return on equity, which fell significantly in the previous year as a result of the capital increase, should once again reach a level of 18% to 20%.

On 2 April 2007, the 100% acquisition of **Diners Club Adriatic d.d., Croatia** (DCA), one of Croatia's leading credit card companies, was completed. The purchase price amounted to EUR 149.6 million, while DCA's total assets were EUR 165.7 million at the end of 2006. Thanks to the additional cross-selling opportunities to 140 thousand customers, this acquisition should be a further catalyst for expanding our earnings potential.

As with Erste Bank Croatia, a strategic holding of 26% in Erste Bank Serbia was sold to Steiermärkische Bank und Sparkassen AG, reflecting Serbia's regional importance for this savings bank. As a result Erste Bank holds an 80.5% total interest in Erste Bank Serbia. The transaction was completed on 23 April 2007. As an intra-group transaction, this did not have a direct effect on Erste Bank Group's financial statements.

ERSTE BANK

I. PERFORMANCE IN DETAIL[2]

in EUR million	1-3 07	1-3 06	Change
Net interest income	903.7	724.0	24.8%
Risk provisions for loans and advances	-128.4	-109.1	17.7%
Net fee and commission income	438.9	342.2	28.3%
Net trading result	124.8	91.2	36.8%
General administrative expenses	-870.6	-691.3	25.9%
Income from insurance business	15.6	7.7	>100.0%
Other result	-7.4	18.3	nm
Pre-tax profit	476.6	**383.0**	**24.4%**
Net profit after minorities	302.1	**241.5**	**25.1%**

Net interest income

Net interest income, the most important income stream, increased by 24.8% from EUR 724.0 million to EUR 903.7 million. The rising interest rate trend in previous quarters had a particularly positive impact on the retail business. However, the high level of demand for credit especially in the central and east European subsidiaries is also reflected in this result.

Even without the inclusion of BCR, a very satisfactory 7.7% increase to EUR 779.7 million was recorded. Česká spořitelna, Slovenská sporiteľňa and the subsidiaries in Croatia and Serbia made particularly strong contributions.

The net interest margin (net interest income as a percentage of average interest-bearing assets) rose from 2.19% in the first quarter of 2006 (2006 overall: 2.31%) to 2.40%. This is mainly a result of the consolidation of BCR. At the same time the average margin in Austria fell slightly to around 1.6%, which is partly due to the one-off character of interest income on the proceeds of the capital increase in the first quarter of 2006. The net interest margin in CEE rose from some 3.7% in the first quarter of 2006 to 4.0%.

Net commission income

Net commission income increased by 28.3% from EUR 342.2 million to EUR 438.9 million, excluding BCR it climbed by 15.0% to EUR 393.6 million.

Above-average growth was achieved in Austria as well as in the CEE subsidiaries – especially in Hungary, albeit supported by a weak prior-year quarter, and in Croatia. Within net commission income both the lending business (+63.3%) and the payment transaction business (+32.1%) developed strongly. Income from securities transactions rose by nearly 10% on a very high Q1 06 base thanks to a good performance in CEE.

---

[2] All prior year figures shown as well as the rates of change are based on restated figures – as presented in the release of 30 January. Details may be found on Erste Bank's homepage (www.erstebank.com/ir).

ERSTE BANK

In EUR million	1-3 07	1-3 06	Change
Lending business	71.2	43.6	63.3%
Payment transfers	163.7	123.9	32.1%
Securities transactions	131.5	120.2	9.4%
Investment fund transactions	55.8	48.6	14.8%
Custodial fees	15.4	14.4	6.9%
Brokerage	60.3	57.2	5.4%
Insurance business	19.4	21.9	-11.4%
Building society brokerage	6.9	6.7	3.0%
Foreign exchange transactions	8.7	9.2	-5.4%
Investment banking business	8.9	1.0	>100.0%
Other	28.6	15.7	82.2%
Total	**438.9**	**342.2**	**28.3%**

Net trading result

The trading result significantly exceeded the very successful first quarter of 2006 (+36.8%), rising from EUR 91.2 million to EUR 124.8 million. Thanks to excellent market conditions the result increased by 14.8% to EUR 104.7 million excluding BCR. Income was primarily derived from the securities business.

Insurance business

In the first quarter of 2007 income from insurance business doubled from EUR 7.7 million to EUR 15.6 million year-on-year. This increase was mainly the result of BCR's non-life insurance; without the inclusion of BCR, income rose by 11.2% to EUR 8.6 million.

General administrative expenses

In EUR million	1-3 07	1-3 06	Change
Personnel expenses	506.7	404.4	25.3%
Other administrative expenses	268.4	201.7	33.1%
Subtotal	775.1	606.1	27.9%
Depreciation and amortisation	95.5	85.2	12.1%
Total	**870.6**	**691.3**	**25.9%**

General administrative expenses increased by 25.9% from EUR 691.3 million to EUR 870.6 million, and excluding BCR, by 10.2% to EUR 762.1 million.

While there was only a relatively small 5.1% increase in Austria (incl. Corporate Centre and International Business), a rise of 18.8% was registered in CEE – even without BCR.

ERSTE BANK

Personnel expenses rose 25.3% from EUR 404.4 million to EUR 506.7 million or without BCR 7.5% to EUR 434.8 million. Here as well the 81.3%-increase in Central and Eastern Europe (excluding BCR +18.0%) was significantly higher than in the rest of the group (+3.4%).

The main contributing factors in Central and Eastern Europe were the wider adoption of performance-related salary components as well as the expansion of the branch network and a change in the accruals policy in Hungary.

Headcount[3]

	Mar 07	Dec 06	Change
Employed by Erste Bank Group	50,358	**50,164**	**0.4%**
Austria incl. Haftungsverbund savings banks	14,845	14,709	0.9%
Central and Eastern Europe / International	35,513	**35,455**	**0.2%**
Česká spořitelna Group	10,966	10,856	1.0%
Banca Comercială Română Group	12,896	13,492	-4.4%
Slovenská sporiteľňa Group	4,728	4,797	-1.4%
Erste Bank Hungary Group	2,922	2,881	1.4%
Erste Bank Croatia Group	1,788	1,759	1.6%
Erste Bank Serbia	874	871	0.3%
Erste Bank Ukraine	382	0	nm
Other subsidiaries and foreign branch offices	957	799	19.8%

Adjusting for the inclusion of Erste Bank Ukraine as of January 2007 group headcount fell slightly in the first quarter of 2007. As planned, a decline in staff numbers was registered in BCR.

General administrative expenses – Austria (incl. Corporate Center and international business)

in EUR million	1-3 07	1-3 06	Change
Personnel expenses	300.7	290.8	3.4%
Other administrative expenses	117.7	101.0	16.5%
Subtotal	418.4	391.8	6.8%
Depreciation and amortisation	36.0	40.4	-10.9%
Total	454.4	432.2	5.1%

[3] As at end of period.

ERSTE BANK

General administrative expenses - Central and Eastern Europe

in EUR million	1-3 07	1-3 06	Change
Personnel expenses	206.0	113.6	81.3%
Other administrative expenses	150.7	100.7	49.6%
Subtotal	356.7	214.3	66.5%
Depreciation and amortisation	59.5	44.8	32.7%
Total	416.2	**259.1**	**60.7%**

Other administrative expenses rose by 33.1% from EUR 201.7 million to EUR 268.4 million (excluding BCR +21.5% to EUR 245.0 million).

Central and Eastern Europe (+49.6%, and +26.4% excluding BCR) as well as the rest of the group (+16.5%) recorded significant increases. Start-up expenses for group projects, such as the outsourcing of procurement activities and preparation for the implementation of the new group structure, both of which will lead to positive effects on operating expenses in future years, were major cost drivers.

Depreciation of fixed assets climbed by 12.1% from EUR 85.2 million to EUR 95.5 million, excluding BCR however a 3.4% fall to EUR 82.3 million was recorded. This development resulted exclusively from Austria, where the restrictive investment activity of the past few years resulted in a 10.9% decline.

Operating result

Operating income (net interest income, net commission income, net trading result and income from insurance business) increased 27.3% from EUR 1,165.1 million to EUR 1,483.0 million.

Since **operating income** rose somewhat faster than **general administrative expenses** (+25.9% from EUR 691.3 million to EUR 870.6 million, excluding BCR +10.2%), the **operating result** climbed by 29.3% from EUR 473.8 million to EUR 612.4 million (+10.7% excluding BCR).

Risk provisions

Risk provisions for loans and advances increased 17.7% from EUR 109.1 million to EUR 128.4 million (excluding BCR +12.7%). The increase originated almost exclusively from Central and Eastern Europe, and was mainly related to the strong credit growth in the region.

Other operating result

Other operating result recorded a deterioration from EUR -22.0 million in the previous year to EUR -33.3 million in the most recent quarter, which was almost exclusively attributable to the start of linear amortisation for the value of BCR customer base as of fourth quarter of 2006. Excluding BCR, the balance improved to EUR -12.9 million.

Results from financial assets

The balance from all categories fell by 35.7% from EUR 40.3 million in the previous year to EUR 25.9 million, with a significant decline in the result from the 'Available for sale' portfolio (from EUR 24.7 million to EUR 14.3 million) due to one-off income from a divestment in the prior-year period.

ERSTE BANK

Pre-tax profit

Pre-tax profit reached EUR 476.6 million in the first quarter of 2007, up a significant 24.4% from EUR 383.0 million in the same period last year (excluding BCR +8.2%).

Net profit after minority interests

Net profit after minority interests rose 25.1% from EUR 241.5 million to EUR 302.1 million (excluding BCR +9.7%).

II. QUARTERLY RESULTS OVERVIEW[4]

in EUR million	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07	Q1 07 ohne BCR
Net interest income	724.0	757.8	779.7	927.8	903.7	779.7
Risk provisions for loans and advances	-109.1	-109.2	-112.9	-107.9	-128.4	-122.9
Net fee and commission income	342.2	355.5	338.8	409.4	438.9	393.6
Net trading result	91.2	45.0	51.6	90.1	124.8	104.7
General administrative expenses	-691.3	-708.3	-704.7	-841.0	-870.6	-762.1
Income from insurance business	7.7	7.3	10.3	10.5	16.6	8.6
Other operating result	-22.0	-29.1	-35.2	-57.7	-33.3	-12.9
Income from financial assets - FV	10.3	-8.8	-1.0	-5.0	11.1	11.9
Income from financial assets - AfS	24.7	19.1	7.3	48.9	14.3	13.4
Income from financial assets - HtM	5.3	-0.4	0.4	0.9	0.5	0.5
Pre-tax profit	**383.0**	**328.9**	**334.3**	**476.0**	**476.6**	**414.5**
Net profit after minorities	**241.5**	**211.1**	**202.7**	**276.9**	**302.1**	**265.0**

III. BALANCE SHEET DEVELOPMENTS

in EUR million	Mar 07	Dec 06	Change
Loans and advances to credit institutions	20,877	16,616	25.6%
Loans and advances to customers	100,468	97,107	3.5%
Risk provisions for loans and advances	-3,189	-3,133	1.8%
Trading and financial assets	43,489	42,497	2.3%
Other assets	28,908	28,616	1.0%
Total assets	**190,553**	**181,703**	**4.9%**

[4] The first three quarters of 2006 have been adjusted in accordance with the previously-mentioned restatement pursuant to the changed IFRS regulations. Details can be found on Erste Bank's homepage (www.erstebank.com/investorrelations)

Total assets of Erste Bank Group climbed 4.9% in the first quarter of 2007, up from EUR 181.7 billion at the end of 2006 to EUR 190.6 billion as at 31 March 2007.

On the asset side **loans and advances to customers** grew by 3.5% from EUR 97.1 billion to EUR 100.5 billion.

In Austria loans and advances to customers rose by 2.6%, while the growth rate in Central and Eastern Europe was substantially higher at 5.3%, with retail business rising more strongly at 7.6%.

In the first quarter of 2007, **risk provisions** increased only marginally from EUR 3.1 billion to EUR 3.2 billion as a result of new allocations.

Trading assets advanced at an above-average rate of 7.4% from EUR 6.2 billion to EUR 6.6 billion, with growth coming almost exclusively from fixed-income securities.

Investments in financial assets (Fair value, Held to maturity and Available for sale portfolios) increased only marginally by 1.5% from EUR 36.3 billion to EUR 36.8 billion. Here as well growth was almost entirely attributable to fixed-income securities.

On the asset side, the strongest growth was recorded in **loans and advances to credit institu tions** (+25.6% from EUR 16.6 billion to EUR 20.9 billion). Short-term interbank business with foreign credit institutions were the major growth driver.

in EUR million	Mar 07	Dec 06	Change
Amounts owed to credit institutions	38,038	37,688	0.9%
Amounts owed to customers	94,956	90,849	4.5%
Debt securities in issue	24,989	21,814	14.6%
Other liabilities	15,847	15,238	4.0%
Subordinated capital	5,500	5,210	5.6%
Total equity	11,223	10,904	2.9%
Shareholder's equity	8,242	7,979	3.3%
Minority interests	2,981	2,925	1.9%
Total liabilities and equity	**190,553**	**181,703**	**4.9%**

On the liability side, **amounts owed to credit institutions** increased marginally by +0.9% from EUR 37.7 billion to EUR 38.0 billion.

The most significant increase in refinancing sources was recorded in **debt securities in issue**, with a 14.6% rise from EUR 21.8 billion to EUR 25.0 billion.

Trading assets also climbed at an above-average rate of 35.4% from EUR 1.2 billion to 1.6 billion.

The most important item on the liability side is, however, **amounts owed to customers,** which showed a very satisfactory development with a 4.5% increase from EUR 90.8 billion to EUR 95.0 billion. In Central and Eastern Europe growth was even more pronounced at 6.9%. "The strength of our group in retail banking is once again highlighted by a balanced loan-to-deposit ratio", explained Treichl.

As of 1 January 2007, the **solvency calculation methodology** pursuant to the Austrian Banking Act (BWG) was adapted to the regulations of **Basel II**.

Despite growth in total assets, the **assessment basis for credit risk** (risk-weighted assets) fell to EUR 88.3 billion as at 31 March 2007, from EUR 94.1 billion as at year-end 2006, when the assessment base was still made in line with Basel I regulations. According to Basel I risk-weighted assets stood slightly above EUR 96 billion.

Total **own funds** of Erste Bank Group according to BWG amounted to some EUR 10.4 billion as of 31 March 2007. The cover ratio in relation to the statutory minimum requirement on this date (EUR 8.1 billion) amounted to 127% (year-end 2006: 127%).

After deductions in accordance with BWG, **tier 1 capital** stood at EUR 6.0 billion. The **tier 1 ratio** pursuant to BWG (core capital after deductions as a percentage of the assessment base for credit risk pursuant to BWG) was 6.8% – up from 6.6% at year-end 2006.

The **solvency ratio** pursuant to BWG (total equity capital less requirement for trading book, commodity FX risk and operational risk as a percentage of the risk-weighted assessment base for credit risk) stood at 10.5% as at 31 March 2007 (compared to 10.3% at the end of 2006).

IV. SEGMENT REPORTING [5]

Austria

In Austria, the first quarter of 2007 saw continued improvement in profit. Net profit after minority interests increased by EUR 15.6 million (+14.5%) compared to the first quarter of 2006, from EUR 107.4 million to EUR 123.0 million. In addition to a further positive development in the commission business (EUR +16.8 million or +7.3% to EUR 246.2 million), this result was driven by an improvement in net interest income and a significant increase in net trading result (EUR +12.1 million or +23.3% to EUR 63.9 million). Whilst operating income as a whole increased by 6.7% compared to the previous year, the increase in general administrative expenses was - as in previous years - extremely moderate at 2.0% (EUR +8.2 million to EUR 421.6m).

As a result, the operating result in the first quarter of 2007 improved by EUR 36.6 million or 14.3% to EUR 292.4 million, with this improvement reflected in all sub-segments. The cost/income ratio improved significantly from 61.8% to its current level of 59.0%. The decline in other result – caused by higher valuation income from securities outside the trading portfolio, as well as higher income from investment disposals in the first quarter of 2006 - was more than offset by the strong improvement in commission business and trading results. Return on equity (based on the new equity allocation according to Basel II) improved from 23.0% in the previous year to 25.7%, in particular in the Retail and Mortgage segment.

Savings Banks

Net profit after minority interests increased slightly compared to the first quarter of 2006, from EUR 5.1 million to EUR 5.5 million. Net interest income rose due to a significant increase in customer business from EUR 201.1 million to EUR 206.5 million (+2.7%). Together with the improvement in the trading result from EUR 7.9 million to EUR 10.4 million, this offset the increase in administrative expenses (EUR 211.2 million compared to EUR 206.8 million in the first quarter of 2006). The operating result increased from EUR 98.6 million to EUR 102.3 million (+3.7%), while the cost/income ratio improved slightly from 67.7% to 67.4%. Return on equity increased to 9.9%, helped by proportionally lower equity requirements due to the reduction in risk-weighted assets following the introduction of Basel II at the beginning of the year.

Retail and Mortgage

The retail business continued to perform very well. Net profit after minority interests once again increased significantly by EUR 10.1 million (+31.4%) from EUR 32.1 million to EUR 42.2 million. Net interest income grew despite continued strong competitive pressure on margins on the deposit side through the expansion of lending activity, in particular in the mortgage area, rising by 2.1% (EUR 136.6 million compared to 133.8 million in the first quarter of 2006). Commission business once again grew significantly compared to the previous year, in particular with respect to securities business, which continues to perform very well. Net commission income improved by EUR 7.4 million (+8.3%), from EUR 88.9 million to EUR 96.3 million. General administrative expenses remained marginally below the level of the previous year, despite the expansion in business by subsidiaries (eg asset management) in the domestic market of the Erste Bank Group – a particularly positive development. The operating result in this sub-segment increased from EUR 71.4 million to EUR 82.3 million (+15.4%). The cost/income ratio improved significantly in relation to the first quarter of 2006, from 69.0% to 65.8%. Return on equity was 22.4%. In

[5] The published results of the individual group members cannot be compared on a one-to-one basis with the segment results. In segment reporting, for example, interest income from local equity is eliminated and the associated income from the allocated group equity is added to NII. Furthermore from the fourth quarter of 2006 onwards a new equity allocation method has been applied. The comparative values of the previous quarters have been adjusted accordingly.

this segment the new Basel II calculation method for risk-weighted assets had a particularly positive effect on return on equity.

Large Corporates

Large Corporates' net profit after minority interests declined by 22.6%, from EUR 26.3 million to EUR 20.4 million compared to the same period last year, on the back of a lower contribution of other result. Net interest income increased compared to the first quarter of 2006 from EUR 35.6 million to EUR 39.4 million (+10.8%), primarily due to the CEE expansion of the leasing subsidiary, Immorent, and the resulting increases in volume and earnings. Net commission income increased from EUR 21.8 million to EUR 23.8 million. The significant decrease in other result was due to valuation gains from securitised financing and one-off proceeds from the sale of a private equity investment allocated to this segment in the first quarter of 2006.

General administrative expenses grew by 10.8% from EUR -21.9 million to EUR -24.3 million, primarily due to higher expenditure on IT projects in the property leasing business. The cost/income ratio stood at 38.3%, while return on equity dropped significantly from 22.0% to 11.8%. In addition to business expansion, this was attributable to strong growth in risk-weighted assets in accordance with the new Basel II method for determining the risk-weighted assessment basis for credit risk (in particular in the areas of customer rating and the higher weighting of unused credit lines), and a resulting higher equity allocation.

Treasury and Investment Banking

Compared to the first quarter of 2006, net profit after minority interests increased by 25.2% from EUR 43.9 million to EUR 55.0 million. The decline in net interest income in asset liability management caused by the general trend in market interest rates and the flat yield curve was more than offset by the unusually good result in money market operations. Net commission income increased by EUR 7.1 million or 31.8%, from EUR 22.4 million to EUR 29.5 million, primarily due to the securities business, and in particular, structured products. Net trading result continued to improve thanks to a very positive trend in securities trading, and increased - from an already very high level in the first quarter of 2006 - from EUR 41.1 million to EUR 50.3 million. General administrative expenses grew – mainly due to business expansion - from EUR 25.6 million in the first quarter of 2006 to EUR 27.7 million. The cost/income ratio stood at 28.8%, while return on equity increased from 66.7% to 87.3%. This is the result of both the significant improvement in profit and the new equity allocation (based on declining risk-weighted assets).

Central and Eastern Europe

Czech Republic

Net profit after minority interests of Česká spořitelna grew by EUR 8.9 million or 11.4%, from EUR 78.4 million to EUR 87.3 million, compared to the first quarter of 2006. The operating result improved even more (+13.7%). As a result of an 18% expansion in customer lending and the positive trend in market interest rates, net interest income increased by 14.1% or EUR 23.6 million, from EUR 168.1 million to EUR 191.8 million. Net commission income also grew by 7.2%, from EUR 78.2 million to EUR 83.8 million, due to the highly positive trend in lending operations and securities business.

The increase in general administrative expenses from EUR 145.0 million to EUR 157.3 million (+ 8.5%; and +6.2% on a currency-adjusted basis), was due to higher staff expenditure (partly because of higher staff numbers) and expenses relating to the significant expansion in customer business, e.g. office and marketing expenditure. Due to the very positive profit trend, the operating result improved by 13.7% from EUR 121.6 million to EUR 138.3 million, helped by a further appreciation in the value of the local currency (+2.1%). The cost/income ratio improved from 54.4% to 53.2%, while return on equity stood at

42.6%. The effects of the introduction of Basel II resulted in an increase in the risk-weighted assessment base of around 13%, while the customer loan portfolio (the most important component of this calculation) increased by a currency-adjusted 18% compared to the previous year.

Romania
The inclusion of BCR for the first time on 12 October 2006 means that there are no comparative values in the segment report for the first quarter of 2006. Net profit after minority interests amounted to EUR 44.3 million the first quarter of 2007. The operating result stood at EUR 83.3 million. This resulted in an overall cost/income ratio of 56.5% and a return on equity of 41.2%. The main drivers of this trend were the continued strong and anticipated growth in lending (+7.5% on a currency-adjusted basis to EUR 8.4 billion vs year-end 2006) and transformation projects, which will also impact the profit trend by the second half of 2007 at the latest.

The retail and corporate operations are currently being restructured to bring them up to Erste Bank standards. New and attractive products are being developed for BCR's more than three million customers, and the main back-office functions are being optimised. This has already allowed staff numbers to be reduced by some 600 in the first quarter of 2007. The restructuring costs of EUR 4 million (in particular in the areas of marketing, consultancy and training) have impacted the quarterly result accordingly. These measures – combined with significantly-higher-than-expected GDP growth in 2006 and 2007 – will make an important contribution to the achievement of our profit targets 40% growth in local net profit on a EUR-basis and before restructuring costs.

The valuation of customer relationships required by IFRS 3 (purchase price accounting) and the associated linear amortisation of EUR 18.8 million (disclosed in other result) is allocated to the Corporate Center, primarily to ensure comparability with all other segments.

Slovakia
Slovenská sporiteľňa achieved an excellent net profit after minority interests in the first quarter of 2007, rising by 35.4% to EUR 30.9 million, compared with EUR 22.8 million in the first quarter of 2006. Net interest income significantly exceeded that of the previous year by 41.9% or EUR 21.1 million and, supported by a huge 30.6% (currency-adjusted, year-on-year) expansion in customer lending, reached EUR 71.9 million, up from EUR 50.6 million. Net commission income (EUR 22.5 million against EUR 19.2 million in the first quarter of 2006) increased as a result of the expansion in lending and payment transactions.

General administrative expenses increased by EUR 10.4 million or 22.9%, from EUR 45.3 million to a total of EUR 55.7 million. This can be attributed to higher costs in advisory services and costs associated with IT projects, as well as local currency exchange rate trends (up 8.4%). The fall in the tax ratio resulted from the reversal of a provision made in 2006 which, following a change in the law was no longer required. There was a pronounced rise in the operating result (up 41.8%) and in net profit after minority interests (35.4%). Return on equity increased slightly from 41.8% to 42.7%, also influenced by the positive effects on equity allocation following the introduction of Basel II. The cost/income ratio improved significantly from 59.9% to 56.4%.

Hungary
As a result of a number of extraordinary effects, Erste Bank Hungary's operating result fell by 17.3% or EUR 6.4 million from EUR 36.8 million to EUR 30.4 million. Net interest income fell by EUR 4.9 million or 8.7% from EUR 56.3 million to EUR 51.3 million. The one-off effects on this item were only partially offset by growth in customer lending (up 26% year on year). Net interest income fell, both as a result of a

correction of an interest accrual of approx. EUR 8 million from the previous year and a change in allocation of commission expenses incurred in the leasing business. The increase in risk provisions from EUR 6.4 million to EUR 11.8 million was a result of the expansion in lending and in line with expectations for the full year. Commission income showed a significant increase over the first quarter of 2006 (EUR 29.5 million against EUR 12.7 million), which can be attributed in part to the change in allocation referred to above (one-off commission expenses in the leasing business) and also to a significant increase in payment transfers and securities transactions. Net commission income in the first quarter of 2006 was, for various reasons, significantly below the results of the following quarter and any comparison is therefore misleading.

General administrative expenses rose significantly. The increase is explained by higher personnel and other administrative expenses due to the expansion of the branch network, additional accruals compared with the same period of the previous year and the first-time consolidation of the real estate subsidiary. The improvement in other result, from EUR -4.9 million to EUR -0.4 million, is attributable to reversals of provisions and the consolidation of the real estate subsidiary, referred to above. Net profit after minority interests fell by 24.5% from EUR 19.8 million to EUR 14.9 million. The cost/income ratio deteriorated from 53.9% to 66.6% and return on equity fell from 32.5% to 19.0%. An unchanged 15% growth rate in net profit is expected in 2007, taking into account the correction of the interest accrual.

Croatia
Erste Bank Croatia improved its operating result in the first quarter of 2007 by 46.1% or EUR 7.6 million, from EUR 16.5 million to EUR 24.1 million. Net interest income increased significantly, despite restrictive legislation on foreign currency financial transactions, while the rise in lending growth rates also led to improved margins; net interest income therefore rose by EUR 5.9 million from EUR 28.0 million in the first quarter of 2006 to EUR 33.9 million.

Commission business – particularly in payment transfers, securities transactions and also due to a wider scope of consolidation – grew 66.8% (and by about 39% on a same consolidation scope basis) from EUR 6.1 million to EUR 10.2 million. General administrative expenses increased by EUR 2.2 million or 10.9% from EUR 20.5 million to EUR 22.7 million, due entirely to the inclusion of subsidiaries in the consolidated financial accounts. The improvement in other result, from a loss of EUR 0.2 million to EUR 2.1 million, results from one-off income related to the sale of an equity interest. Return on equity showed a considerable rise from 23.8% to 40.0% (here too supported by lower equity requirements under Basel II) and the cost/income ratio improved from 55.4% to 48.5%.

Serbia
Net profit after minority interests showed a very positive trend, rising by EUR 4.1 million or 80.6% to a loss of EUR 1.0 million from a loss of EUR 5.1 million, with 2006 being affected by a range of restructuring measures. Along with a considerable increase in net interest income (EUR 3.6 million compared with EUR 1.3 million in the first quarter of 2006), driven by expansion in retail business and interbank business, risk provisions also fell significantly. General administrative expenses rose by EUR 0.4 million from EUR 6.2 million to EUR 6.6 million, mainly as a result of increased staff costs. The EUR 1.9 million increase in other result from a deficit of EUR 0.4 million to EUR 1.5 million is attributed to a one-off income from disposal of collateral. The targets for 2008 (20% RoE based on local results) remain unchanged. For 2007 a close to break-even result is expected.

International Business
Net profit after minority interests showed a fall of EUR 3.8 million or 14.6% from EUR 26.0 million to EUR 22.2 million. This was caused primarily by trends in other result which, in the first quarter of 2006

ERSTE BANK

contained positive one-off effects totalling EUR 5.7 million in valuation gains on investments and proceeds from previously written off loans. At the same time, the increase in net interest income and the improvement in general administrative expenses led to a 6.4% rise in the operating result. The cost/income ratio improved from 20.1% to 18.6%, while return on equity fell slightly from 21.8% to 19.8%.

Corporate Center

The Corporate Center segment includes results from companies, profit consolidation between the segments and one-off effects which in order to ensure comparability cannot be assigned to a specific business segment. The trends for net commission income and general administrative expenses were largely determined by profit consolidation of banking support operations. General administrative expenses rose in particular through capital expenditure for group-wide projects launched in 2004 and the effects of accruals which were reversed in the course of the year. The deterioration in net interest income was caused primarily by one-off interest income on the capital increase proceeds in the same period last year while the net trading result advanced as a result of the mark-to-market valuation for strategic investments. The deterioration in other result compared with the same period in the previous year can be attributed to the EUR 18.8 million statutory linear amortisation charge relating to the value of BCR's acquired customer base. This item was positively affected by just over EUR 10 million in revaluation income from assets connected with a securities settlement case in 2006.

V. Exchange rate development

	End of period rates			Average rates		
Euro FX rates	**Mar 07**	**Dec 06**	**Change**	**1-3 07**	**1-3 06**	**Change**
CZK/EUR	28.01	27.49	-1.9%	27.99	28.58	2.1%
RON/EUR	3.35	3.38	0.9%	3.39	3.57	5.3%
SKK/EUR	33.34	34.44	3.2%	34.33	37.50	8.4%
HUF/EUR	247.80	251.77	1.6%	252.87	256.14	1.3%
HRK/EUR	7.41	7.35	-0.7%	7.37	7.34	-0.3%
RSD/EUR	80.85	79.05	-2.3%	79.67	86.82	8.2%
UAH/EUR	6.71	6.65	-1.0%	6.63	6.05	-9.6%

Positive change = appreciation vs EUR, negative change = depreciation vs EUR

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section

Appendix

I. GROUP PROFIT AND LOSS ACCOUNT (IFRS)

(2006 figures restated)

In EUR million	1-3 07	1-3 06	Change
Net interest income	903.7	724.0	24.8%
Risk provisions for loans and advances	-128.4	-109.1	17.7%
Net fee and commission income	438.9	342.2	28.3%
Net trading result	124.8	91.2	36.8%
General administrative expenses	-870.6	-691.3	25.9%
Income from insurance business	15.6	7.7	>100.0%
Other operating result	-33.3	-22.0	-51.4%
Income from financial assets - FV	11.1	10.3	7.8%
Income from financial assets - AfS	14.3	24.7	-42.1%
Income from financial assets - HtM	0.5	5.3	-90.6%
Pre-tax profit	476.6	383.0	24.4%
Taxes on income	-102.5	-86.2	18.9%
Net profit before minority interests	374.1	296.8	26.0%
Minority interests	-72.0	-55.3	30.2%
Net profit after minorities	**302.1**	**241.5**	**25.1%**

II. CONSOLIDATED BALANCE SHEET (IFRS)

In EUR million	Mar 07	Dec 06	Change
ASSETS			
Cash and balances with central banks	6,861	7,378	-7.0%
Loans and advances to credit institutions	20,877	16,616	25.6%
Loans and advances to customers	100,468	97,107	3.5%
Risk provisions for loans and advances	-3,189	-3,133	1.8%
Trading assets	6,645	6,188	7.4%
Financial assets - at fair value through profit or loss	4,786	4,682	2.2%
Financial assets - available for sale	15,325	14,927	2.7%
Financial assets - held to maturity	16,733	16,700	0.2%
Investments of insurance companies	7,514	7,329	2.5%
Equity holdings in associates accounted for at equity	389	383	1.7%
Intangible assets	6,113	6,092	0.3%
Tangible assets	2,186	2,165	1.0%
Tax assets	323	317	1.8%
Other assets	5,522	4,952	11.5%
Total assets	190,553	**181,703**	**4.9%**
LIABILITIES AND EQUITY			
Amounts owed to credit institutions	38,038	37,688	0.9%
Amounts owed to customers	94,956	90,849	4.5%
Debt securities in issue	24,989	21,814	14.6%
Trading liabilities	1,625	1,200	35.4%
Underwriting provisions	8,095	7,920	2.2%
Other provisions	1,766	1,780	-0.8%
Tax liabilities	290	291	-0.2%
Other liabilities	4,070	4,047	0.6%
Subordinated capital	5,500	5,210	5.6%
Total equity	11,223	10,904	2.9%
Shareholder's equity	8,242	7,979	3.3%
Minority interests	2,981	2,925	1.9%
Total liabilities and equity	190,553	**181,703**	**4.9%**

III. SEGMENT REPORTING - ERSTE BANK GROUP

Overview*

(2006 figures restated)

	Austria		CEE		Int'l Business		Corp. Center		Total	
in EUR million	**1-3 07**	**1-3 06**	**1-3 07**	**1-3 06**	**1-3 07**	**1-3 06**	**1-3 07**	**1-3 06**	**1-3 07**	**1-3 06**
Net interest income	396.9	382.8	473.5	304.2	36.6	34.4	[illegible]	2.7	903.7	724.0
Risk provisions	-80.0	-80.4	-43.0	-24.1	-5.3	-4.5	-0.1	-0.1	-128.4	-109.1
Net fee and commission income	246.2	229.4	192.2	117.3	[illegible]	7.3	-6.5	-11.7	438.9	342.2
Net trading result	63.9	51.8	55.2	37.9	0.1	0.1	15.8	1.4	124.8	91.2
General administrative expenses	-421.6	-413.4	-413.7	-260.0	-8.1	-8.4	-27.2	-9.5	-870.6	-691.3
Income - insurance business	5.0	5.2	10.6	2.5	0.0	0.0	0.0	0.0	15.6	7.7
Other result	8.4	24.4	-2.7	-9.7	0.1	7.1	-16.2	-3.5	-7.4	18.3
Pre-tax profit	220.9	199.9	272.0	168.1	30.2	35.9	-46.5	-20.8	476.6	383.0
Taxes on income	-49.3	-43.2	-53.7	-38.6	-8.0	-9.9	8.5	5.4	-102.5	-86.3
Minority interests	-48.5	-49.3	-29.7	-6.5	0.0	0.0	[illegible]	0.6	-72.0	-55.2
Net profit after minorities	**123.0**	**107.4**	**188.6**	**123.0**	**22.2**	**26.0**	**-31.7**	**-14.8**	**302.1**	**241.6**
Average risk-weighted assets	47,966.5	49,194.9	32,958.1	20,065.1	6,896.5	7,330.2	1,216.7	333.1	89,037.2	76,923.3
Average attributed equity	1,916.7	1,868.8	2,006.5	1,325.1	448.5	476.7	3,674.6	2,417.6	8,046.3	6,088.2
Cost/income ratio	**59.0%**	**61.8%**	**56.6%**	**58.3%**	**18.6%**	**20.1%**	**na**	**na**	**58.7%**	**59.3%**
ROE based on net profit	**25.7%**	**23.0%**	**37.6%**	**37.1%**	**19.8%**	**21.8%**	**na**	**na**	**15.0%**	**15.9%**

*) Risk-weighted assets and attributed equity for Q1 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.
EUR 18.8m linear depreciation of goodwill for BCR customer base included in Other result of Corporate Center. The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Austria*

(2006 figures restated)

	Savings Banks		Retail & Mortgage		Large Corporates		Treasury & IB	
In EUR million	1-3 07	**1-3 06**	1-3 07	**1-3 06**	1-3 07	**1-3 06**	1-3 07	**1-3 06**
Net interest income	[illegible]	201.1	[illegible]	133.8	[illegible]	35.6	[illegible]	12.3
Risk provisions	[illegible]	-44.1	[illegible]	-24.5	[illegible]	-11.8	[illegible]	0.0
Net fee and commission income	[illegible]	96.3	[illegible]	88.9	[illegible]	21.8	[illegible]	22.4
Net trading result	[illegible]	7.9	[illegible]	2.6	[illegible]	0.2	[illegible]	41.1
General administrative expenses	[illegible]	-206.8	[illegible]	-159.1	[illegible]	-21.9	[illegible]	-25.6
Income - Insurance business	[illegible]	0.0	[illegible]	5.2	[illegible]	0.0	[illegible]	0.0
Other result	[illegible]	6.3	[illegible]	-0.1	[illegible]	12.0	[illegible]	6.3
Pre-tax profit	[illegible]	60.8	[illegible]	46.8	[illegible]	35.9	[illegible]	56.4
Taxes on income	[illegible]	-12.6	[illegible]	-10.2	[illegible]	-7.8	[illegible]	-12.5
Minority interests	[illegible]	-43.1	[illegible]	-4.5	[illegible]	-1.8	[illegible]	0.0
Net profit after minorities	[illegible]	**5.1**	[illegible]	**32.1**	[illegible]	**26.3**	[illegible]	**43.9**
Average risk-weighted assets	[illegible]	25,444.1	[illegible]	12,942.9	[illegible]	7,348.4	[illegible]	3,459.5
Average attributed equity	[illegible]	259.8	[illegible]	866.1	[illegible]	479.6	[illegible]	263.4
Cost/income ratio	[illegible]	**67.7%**	[illegible]	**69.0%**	[illegible]	**38.1%**	[illegible]	**33.8%**
ROE based on net profit	[illegible]	**7.8%**	[illegible]	**14.8%**	[illegible]	**22.0%**	[illegible]	**66.7%**

*) Risk-weighted assets and attributed equity for Q1 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.

The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Central and Eastern Europe (CEE)*

(2006 figures restated)

in EUR million	Czech Republic 1-3 07	Czech Republic 1-3 06	Romania 1-3 07	Romania 1-3 06	Slovakia 1-3 07	Slovakia 1-3 06	Hungary 1-3 07	Hungary 1-3 06	Croatia 1-3 07	Croatia 1-3 06	Serbia 1-3 07	Serbia 1-3 06	Ukraine 1-3 07	Ukraine 1-3 06
Net interest income	[illegible]	168.1	[illegible]	0.0	[illegible]	50.6	[illegible]	56.2	[illegible]	28.0	[illegible]	1.3	[illegible]	0.0
Risk provisions	[illegible]	-10.8	[illegible]	0.0	[illegible]	-2.8	[illegible]	-6.4	[illegible]	-2.6	[illegible]	-1.4	[illegible]	0.0
Net fee and commission income	[illegible]	78.2	[illegible]	0.0	[illegible]	19.2	[illegible]	12.7	[illegible]	6.1	[illegible]	1.1	[illegible]	0.0
Net trading result	[illegible]	17.8	[illegible]	0.0	[illegible]	5.8	[illegible]	11.0	[illegible]	2.9	[illegible]	0	[illegible]	0
General administrative expenses	[illegible]	-145.0	[illegible]	0.0	[illegible]	-45.3	[illegible]	-43.1	[illegible]	-20.5	[illegible]	-6.2	[illegible]	0.0
Income - insurance business	[illegible]	2.5	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0
Other result	[illegible]	-5.2	[illegible]	0.0	[illegible]	1.1	[illegible]	-4.9	[illegible]	-0.2	[illegible]	-0.4	[illegible]	0.0
Pre-tax profit	[illegible]	105.5	[illegible]	0.0	[illegible]	28.6	[illegible]	25.5	[illegible]	13.7	[illegible]	-5.2	[illegible]	0.0
Taxes on income	[illegible]	-24.4	[illegible]	0.0	[illegible]	-5.8	[illegible]	-5.6	[illegible]	-2.7	[illegible]	0.0	[illegible]	0.0
Minority interests	[illegible]	-2.7	[illegible]	0.0	[illegible]	0.1	[illegible]	-0.1	[illegible]	-4.0	[illegible]	0.2	[illegible]	0.0
Net profit after minorities	[illegible]	78.4	[illegible]	0.0	[illegible]	22.8	[illegible]	19.8	[illegible]	7.0	[illegible]	-5.1	[illegible]	0.0
Average risk-weighted assets	[illegible]	10,575.6	[illegible]	0.0	[illegible]	3,027.4	[illegible]	3,520.9	[illegible]	2,815.8	[illegible]	125.4	[illegible]	0.0
Average attributed equity	[illegible]	731.7	[illegible]	0.0	[illegible]	218.3	[illegible]	243.4	[illegible]	117.9	[illegible]	13.8	[illegible]	0.0
Cost/income ratio	[illegible]	54.4%	[illegible]	0.0%	[illegible]	59.9%	[illegible]	53.9%	[illegible]	55.4%	[illegible]	na	[illegible]	0.0%
ROE based on net profit	[illegible]	42.9%	[illegible]	0.0%	[illegible]	41.8%	[illegible]	32.5%	[illegible]	23.8%	[illegible]	na	[illegible]	0.0%

*) Risk-weighted assets and attributed equity for Q1 07 are not directly comparable with those of the prior-year period due to adoption of Basel II as of 1 January 2007.

The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

END